UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2016
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated September 11, 2016.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: September 12, 2016

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 11, 2016

Exhibit 1

Elbit Systems Awarded a Contract of over $90 Million
to Supply an Asia-Pacific Country with SPECTROTM XR
Advanced Electro-Optic Systems

Implementing breakthrough technologies, the system enables ultra-long-range performance and is suitable for a wide range of ISTAR applications in day, night and adverse weather conditions

Haifa, Israel, September 11, 2016 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today that it was awarded a contract valued at over $90 million from an Asia-Pacific country, for the supply of SPECTROTM XR advanced electro-optic systems. The contract will be performed over a four-year period.

SPECTRO XR is an ultra-long-range, day/night, multi-spectral electro-optical ISTAR system. At its heart is a large multi-spectral imaging system combining multiple cameras into one, allowing SPECTRO XR to significantly improve performance without increasing size and weight. The implementation of fully digital sensors and lasers, with a very high level of stabilization, provides users with high performance in adverse weather conditions.

The modular design enables users to select the configuration best suited to their needs, both in terms of performance and cost. The system can be installed on a variety of platforms including rotary and fixed-wing airborne platforms, aerostats, naval vessels and land applications. A wide variety of command and control interfaces enables simple integration of the SPECTRO XR with various other systems onboard, such as mission computers, radar, data-links and helmet-mounted tracking systems.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: "We are very pleased with this contract, demonstrating Elbit Systems' ability to foresee the market's requirements and to develop the most cutting-edge systems suitable for our customers' demanding needs. The variety of systems and solutions we have recently launched, represent a range of different fields of activities within Elbit Systems for which our customers worldwide have expressed interest, and we hope other customers will follow".

SPECTRO XR was designed based on Elbit Systems' 20 year legacy in developing EO payloads such as the AMPS strategic payload and the CoMPASS™ family, with more than 1,000 systems in operational use around the world today.
About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.

Contacts:
Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.